UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.             )

Ramius Archview Credit & Distressed Fund
(Name of Issuer)
Class I Shares of Beneficial Interest
(Title of Class of Securities)
N/A
(CUSIP Number)

Florence De Queylar

Steering and Regulatory Affairs

Natixis

30, avenue Pierre Mendes France

Paris, 75013

33 158 32 30 00

cc:

Thomas G. Sharpe

Managing Director and General Counsel

Natixis North America LLC

1251 Avenue of the Americas

New York, NY 10020

(212) 891-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 9, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A		SCHEDULE 13D	Page 2 of 5 pages
1.	Names of Reporting Persons Natixis
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0[1]
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0%[1]
14.	Type Of Reporting Person BK

1. Ramius Archview Credit & Distressed Fund (the “Issuer”) was liquidated effective July 31, 2017. Immediately prior to the liquidation of the Issuer, Natixis held sole voting power and sole dispositive power over 1,062,563.974 Class I shares of beneficial interest (the “Fund Interests”) of the Issuer, representing approximately 88.2% of the outstanding Fund Interests based on 1,204,981 Fund Interests outstanding as of December 31, 2016, as reported by the Issuer in the Form N-CSR it filed with the Securities and Exchange Commission on March 10, 2017.

Page 3 of 5 pages

Item 1.	Security and Issuer

This Schedule 13D relates to Class I shares of beneficial interest (the “Fund Interests”) of Ramius Archview Credit & Distressed Fund (the “Issuer”). The Issuer’s principal executive offices were located at 599 Lexington Avenue, 19th Floor, New York, NY 10022.

The Issuer was a closed-end fund currently registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Issuer did not have any securities registered under the Securities Exchange Act of 1934, as amended.

The Issuer was liquidated effective July 31, 2017. As a result of that liquidation, Natixis no longer beneficially owns any securities of the Issuer.

Item 2.	Identity and Background

This Schedule 13D is being filed by Natixis, a public limited corporation with a board of directors (société anonyme à conseil d’administration) organized under the laws of France (“Natixis”). The address of its principal office is 30, avenue Pierre Mendes France, Paris, 75013.

Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment and citizenship of each executive officer and director of Natixis.

During the last five years, Natixis and, to the knowledge of Natixis, without independent verification, each of the persons listed on Schedule I hereto (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in the second and third paragraphs of Item 1 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Natixis is an international banking, financing, investment management, insurance and financial services firm. On November 9, 2016 Natixis entered into a total return swap transaction (the “Swap”) with the parent company of the investment adviser to the Issuer (the “Counterparty”) in connection with the Counterparty’s seed investment in the Issuer and an investment vehicle organized in Luxembourg (the “UCIT”) that is not registered under the Investment Company Act and does not have securities registered under the Securities Exchange Act of 1934. As part of that transaction, Natixis purchased Fund Interests in the Issuer and shares in the UCIT from the Counterparty. Other than its initial purchase of 999,914.853 Fund Interests, receipt of 62,649.121 Fund Interests paid in dividends by the Issuer and the liquidation of the Issuer, which was effective July 31, 2017, Natixis has not effected any transactions in the Fund Interests during the sixty days preceding that purchase or since that purchase. With certain limited exceptions, the Amended and Restated Confirmation (as defined below) prohibited Natixis from redeeming the Fund Interests or tendering them to the Issuer.

Page 4 of 5 pages

 The notional amount of the Swap was established based on the purchase price of the Fund Interests and shares of the UCIT ($26 million, paid from Natixis’ working capital). The Swap was scheduled to mature on November 4, 2018 and to be cash settled at maturity. If the Counterparty exercised its right to early terminate the Swap, the Counterparty would be to purchase from Natixis the Fund Interests and shares of the UCIT subject to the termination. Natixis’ economic exposure to the Fund Interests in the Issuer was fully offset by the Swap. On January 20, 2017, Natixis and the Counterparty amended and restated the confirmation (the “Amended and Restated Confirmation”), increasing the number of shares of the UCIT referenced by the Swap.

The Swap early terminated with respect to the Fund Interests at the time the Issuer was liquidated.

References to and the description of the Swap set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Amended and Restated Confirmation, which is filed as an exhibit hereto and are incorporated by reference herein.

Other than as described above, at no time did Natixis have any plans or proposals that would result in:

a.	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	any material change in the present capitalization or dividend policy of the Issuer;

f.	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed−end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter−dealer quotation system of a registered national securities association;

i.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on Page 2 of this Schedule 13D, and the information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Page 5 of 5 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in or incorporated by reference in Item 4 this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits

1. Amended and Restated Fund Interest Basket Swap Confirmation dated January 20, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	August 10, 2017

NATIXIS

 By: /s/ Florence De Queylar

      Name: Florence De Queylar

      Title: Steering and Regulatory Affairs

SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
François Perol	50, avenue Pierre Mendes France, 75013 Paris	Chairman of the Board of Directors of Natixis, Chairman of the BPCE Management Board	French
Marguerite Bérard-Andrieu	50, avenue Pierre Mendes France, 75013 Paris	Member of the BPCE Management Board - Chief Executive Officer in charge of the Group Finance, Strategy, Legal Affairs and Group Company Secretary	French
Thierry Cahn	Immeuble Le Concorde 4, quai Kléber – BP 10401 67000 Strasbourg Cedex	Chairman of the Board of Directors of Banque Populaire Alsace Lorraine Champagne	French
Alain Condaminas	33-43 avenue Georges Pompidou 31135 Balma cedex	Chief Executive Officer of Banque Populaire Occitane	French
Alain Denizot	135, Pont des Flandres 59777 Euralille	Chairman of the Management Board of Caisse d’Epargne Hauts de France	French
Bernard Dupouy	10 quai des Queries 33072 Bordeaux Cedex	Chairman of the Board of Directors of Banque Populaire Aquitaine Centre Atlantique	French
Sylvie Garcelon	91 cours des Roches – Noisiel 77424 Marne-La-Vallée Cedex 2	Chief Executive Officer of CASDEN Banque Populaire	French
Anne Lalou	59, rue Nationale 75013 Paris	Dean and managing Director of Web School Factory, Managing Director of the Innovation Factory	French
Françoise Lemalle	455 Promenade des anglais BP 3297 06205 Nice cedex 03	Chairman of the Steering and Supervisory Board of Caisse d’Epargne Côte d’Azur	French

Bernard Oppetit	33 Cavendish Square London WIG0PW England	Chairman of Centaurus Capital Limited	French
Stéphanie Paix	42, boulevard Eugène Deruelle BP 3276 69404 Lyon Cedex 03	Chairman of the Management Board of Caisse d’Epargne Rhône-Alpes	French
Catherine Pariset	19, rue Ginoux 75015 Paris	Independent Director	French
Henri Proglio	151, boulevard Haussmann 75008 Paris	President of Henri Proglio Consulting SAS	French
Philippe Sueur	57 rue du Général de Gaulle 95880 Enghien-les-Bains	Member of the Steering and Supervisory Board of Caisse d’Epargne Ile-de-France	French

Nicolas de Tavernost	89 Avenue Charles de Gaulle 92575 Neuilly-Sur-Seine Cedex	Chairman of the Groupe M6 Management Board	French

Name	Business Address	Principal Occupation or Employment	Citizenship
Executive Officers
Laurent Mignon	30, avenue Pierre Mendes France, 75013 Paris	Chief Executive Officer	French
Gils Berrous	30, avenue Pierre Mendes France, 75013 Paris	Head of Specialized Financial Services	French
Jean Cheval	30, avenue Pierre Mendes France, 75013 Paris	Head of Finance and Risks	French

Norbert Cron	30, avenue Pierre Mendes France, 75013 Paris	Head of Operations and Information Systems	French
Anne Lebel	30, avenue Pierre Mendes France, 75013 Paris	Head of Human Resources	French
Jean-François Lequoy	30, avenue Pierre Mendes France, 75013 Paris	Head of Investment Solutions - Insurance	French
André-Jean Olivier	30, avenue Pierre Mendes France, 75013 Paris	Corporate Secretary	French
Jean Raby	30, avenue Pierre Mendes France, 75013 Paris	Head of Investment Solutions – Asset Management and Private Banking	French
François Riahi	30, avenue Pierre Mendes France, 75013 Paris 7	Deputy Head Corporate & Investment Banking CIB	French
Marc Vincent	30, avenue Pierre Mendes France, 75013 Paris	Deputy Head Corporate & Investment Banking CIB	French